SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

         For                      Q3-2002 Results

Nera ASA
Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE, October 30, 2002
Income Statements
Balance Sheets
Statements of Cash Flow
Nera ASA: Interim report Q3 2002

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA

By:	Bjørn Ove Skjeie (sign.) Name: Bjørn Ove Skjeie Title: President and Chief Operating Officer

Dated: October 30, 2002

Nera ASA

Postal Address P.O. Box 7090, N-5020 BERGEN, Norway,

PRESS RELEASE, October 30, 2002	Office Address Kokstadvn. 23, BERGEN, Norway, Tel.No. +47 55 22 51 00 Fax.No. +47 55 22 52 99

Head Office Nera ASA, 5020 BERGEN Register of Business Enterprises NO 944 536 949 MVA

Nera ASA: Third quarter 2002 results

Nera ASA (OSE: NER) had after the first nine months operating revenues of MNOK 1,830 compared to, pro forma (including NeraTel, Singapore), MNOK 2,828 in the same period last year. The company’s business volume in the third quarter was somewhat lower than in previous quarters, in part due to seasonal fluctuations and in part to the problems breaking-in new products. Nera gained a positive cash-flow within the third quarter from the parent company in Norway as well as from associated companies internationally. The cost cutting is progressing as planned. Nera management expects a gradual improvement of results, so that the Group will achieve positive operating revenues in 2003, provided a turnover at the level of the current business volume.

•	Operating income per Q3: MNOK (115,7) against pro forma MNOK 4,1 in the same period last year

•	Income before tax per Q3: MNOK (131,7) against pro forma MNOK (140,8) by Q2 2001

•	Transmission Networks booked new orders for MNOK 1 008 in the first nine months of the year and had an operating income of MNOK (144,3) in the same period

•	Satellite communication continues to provide good results in a market characterised by increased competition.

•	The wireless broadband market is growing and Nera’s market position has had a positive development.

•	Nera’s balance has been improved in the period. The company had by the end of the third quarter a cash reserve of MNOK 774 and an equity ratio of 64,4 percent

Figures in MNOK	Per Q3-02	Per Q3-01	Q3-02	Q3-01	2001
		(pro forma)		(pro forma)

Orders received	1,943	2,564	546	690	2,277

Operating revenues	1,830	2,828	500	807	2,893

Operating income	(116)	4	(39)	(6)	(168)

Income before tax	(132)	(141)	(33)	(199)	(448)

Earnings per share, NOK	(0,86)	(1,29)	(0,25)	(1,72)	(3,02)

•     Our third quarter revenues were weak and lower than expected. The reason is in part seasonal fluctuation related to the holiday season, but can also be attributed to an up scaling of the production capacity due to the launch of Interlink earlier this year. On the bright side, our profitability improvement program is developing according to plan. We are cutting costs aggressively, and continuously implementing new initiatives, comments CEO Bjørn Ove Skjeie, and continues.

•     For the first nine months sales-and administration costs were down 20 percent compared to the corresponding period last year, while the R&D costs were 30 percent lower. Additional effects of efforts already implemented are expected in Q4 and into 2003, says Skjeie.

•     We are also satisfied with Nera being able to strengthen the balance sheet and with a positive operating cash-flow securing the company’s financial flexibility through third quarter, says Skjeie.

Transmission networks

The market for the company’s transmission activities are still subject to a low level of investments in new infrastructure for cellular networks, but the order intake has stabilised and is in the third quarter at the same level as the four preceding quarters. Transmission networks had an order intake of MNOK 1,008 during the first nine months of 2002 compared to a pro forma MNOK 1,543 MNOK in 2001. Despite a low level of investments, Nera is still receiving orders from established clients Scandinavia, Eastern-Europe, Africa, Southeast-Asia and the Caribbean’s are all areas where Nera has been awarded transmission contracts in the last quarter, while Western Europe and South America are still difficult markets.

Operating revenues within Transmission networks amounted to MNOK 989 per 3 quarter against pro forma MNOK 1,728 in the same period last year. The operating income for the first nine months of 2002 was MNOK (144,3) compared to MNOK 138,1 in the corresponding period last year. The negative result and a continued weak market development cause a running evaluation of the business’ level of costs.

Satellite communications

In the market for Satellite communications, increased competition and the entry of other competitors are noticed. It is particularly within speech equipment the competition is noticeable. On the data area, the position of Inmarsat has been strengthened, subsequently strengthening Nera Satellite communications. The business area had an order intake of MNOK 573 per third quarter, compared to MNOK 486 in the same period last year.

Satellite communications had an operating income of MNOK 470 per 3 quarter, MNOK 30 higher than the same period last year. The operating result for the first nine months of this year amounted to MNOK 53,8, compared to MNOK 43,9 in the same period in 2001. Satellite communications continue to improve their margins, and have for the first nine months of 2002 an operating margin of 11,4 percent. Nera is satisfied with this development taking into account the current market situation.

Wireless Broadband Access

The broadband business is experiencing a positive development a market that still is of marginal extent and has as at the end of the 3 quarter an order intake of MNOK 63 in comparison with MNOK 9 in the same period last year. In the Mediterranean as well as in Scandinavia new wireless broadband network contracts are being entered into, and at the same time the interest for Nera’s solution for Broadband Satellite is increasing among other markets in Asia.

Wireless Broadband Access had operating revenues of MNOK 53 during the first nine months of 2002. This represents an improvement of MNOK 22 compared to the same period last year. The operating income was MNOK (35,7) against MNOK (210,3) in the same period last year.

2 (3)

Looking forward

•     The situation for the world’s telecom industry remains unchanged, and the global economy is still marked by major uncertainties. A continued strong Norwegian currency has had a negative impact on Nera’s current results as well as its long-term competitive ability, comments Neras CEO Bjørn Ove Skjeie.

•     Our overall market-view is that we expect a low level of mobile infrastructure investments carrying through to 2003, mainly due to many operator’s debt situation. However, quite a few projects are coming up in emerging markets where Nera traditionally has a good foothold and where our high capacity solutions are well suited. Going forward, this might result in an improved order situation, even though the overall market situation doesn’t change, says Bjørn Ove Skjeie.

•     We anticipate that when summarizing 2002, the second half will be very similar to the first six months. Combined with the profitability improvement programs initiated and under planning, Nera aims at breaking even during 2003. We will still focus very much on keeping a low burn rate until profitability is achieved and we will work hard to strengthen our market position, says Bjørn Ove Skjeie.

For further information:

Informasjonsdirektør Helge Skaar, +47 55 22 58 20 (work), +47 90 14 20 40 (cell phone), or hsk@nera.no

or
www.nera.no

Enclosures

3 (3)

Income Statements

(Amounts in NOK mill.)	01.01-30.09	01.01-30.09	Year	3rd quarter	3rd quarter
		2001			2001
	2002	Proforma*	2001	2002	Proforma*

Orders received	1 943,2	2 563,5	2 277,4	546,4	690,3

Operating revenue	1 830,4	2 828,2	2 893,3	500,5	807,0

Operating expenses	-1 703,5	-2 473,4	-2 626,6	-468,0	-706,2

Depreciation	-61,7	-81,5	-87,9	-20,2	-28,9

Operating income (loss) before R&D	65,2	273,3	178,8	12,3	71,9

Research and Development	-180,9	-269,2	-346,9	-51,2	-78,1

Operating income (loss) before

restructuring and writedowns	-115,7	4,1	-168,1	-38,9	-6,2

Restructuring and writedowns	0,0	-188,5	-264,0	0,0	-188,5

Operating income (loss)	-115,7	-184,4	-432,1	-38,9	-194,7

Income from investments in associated comp	-26,9	0,6	30,2	-1,1	0,4

Writedown of project financing	0,0	0,0	-106,1	0,0	0,0

Net financial items	10,9	43,0	59,7	6,8	-4,7

Income before taxes and minority interest	-131,7	-140,8	-448,3	-33,2	-199,0

Taxes	32,9	-19,0	81,3	5,3	-13,5

Net income (loss)	-98,8	-159,8	-367,0	-27,8	-212,5

Minority interest	-6,4	0,0	-3,7	-1,8	0,0

Net income (loss) after minority interest	-105,2	-159,8	-370,7	-29,6	-212,5

* Proforma includes Nera Telecommunications, Singapore

Balance Sheets

(Amounts in NOK mill.)	30.09.02	31.12.01

Deferred tax assets	195,9	113,5

Goodwill	20,1	23,7

Property, plant, equipment	233,5	268,1

Financial non-current assets	149,1	219,9

Non-current assets	598,5	625,2

Inventories	429,0	534,7

Trade receivables	503,6	781,6

Other receivables	235,1	375,2

Cash and cash equivalents	774,0	899,5

Current assets	1 941,7	2 591,0

TOTAL ASSETS	2 540,2	3 216,2

Shareholder’s equity	1 640,1	1 728,1

Long-term liabilities	61,3	101,8

Current liabilities	838,8	1 386,3

TOTAL EQUITY AND LIABILITIES	2 540,2	3 216,2

Interest bearing current liabilities	1,3	192,3

Interest bearing long-term liabilities	5,4	8,4

Minority interest of equity	246,0	157,1

Statements of Cash Flow

(Amounts in NOK Mill.)	01.01-30.09	01.01-30.09	Year
	2002	2001	2001

Net income (loss)	-98,8	-201,3	-367,0

Depreciation	61,7	68,0	87,9

Writedowns on goodwill and other non-current assets	0,0	110,8	236,4

Change in inventories, account receivables/payables

and other working capital items	228,3	-343,6	-77,9

Other adjustments to operation activities	-170,4	-41,0	-205,9

Net cash provided by (used in) operating activities	20,8	-407,1	-326,5

Proceeds from sale of property, plant and equipment	5,2	0,7	1,0

Capital expenditures	-48,0	-107,4	-129,1

Other investments and sales	72,7	-11,9	135,1

Net cash provided by (used in) investing activities	29,9	-118,6	7,0

Proceeds from issuance of shares	39,9	5,3	5,2

Changes, treasury stock	-2,9	-26,8	-26,8

Dividends paid	-30,5	-27,1	-27,1

Net changes in liabilities	-194,0	-42,1	-59,6

Net cash provided by (used in) financing activities	-187,5	-90,7	-108,3

Effect of changes in currency exchange rates	11,3	-8,4	6,9

Net change in cash and cash equivalents	-125,5	-624,8	-420,8

Cash and cash equivalents at beginning of period	899,5	1 320,3	1 320,3

Cash and cash equivalents at end of period	774,0	695,5	899,5

Nera ASA: Interim report Q3 2002

By the end of Q3 of 2002, Nera had accumulated operating revenue of MNOK 1,830, compared to pro forma (i.e. including NeraTel, Singapore) MNOK 2,828 as at 30 September 2001. The company’s business volume in Q3 was somewhat lower than in the previous quarters, partly due to seasonal variations and partly to the problems breaking-in new products. Accumulated operating income after three quarters of 2002 was MNOK (115.7). The Nera Group’s net cash reserves at the end of the quarter were MNOK 774. Even excluding partly owned NeraTel, Singapore, the company had a positive net cash flow. The cost cuts are progressing as planned. The company management expects a gradual improvement of results, so that the Nera Group will achieve positive operating revenue during the course of 2003, provided a turnover at the level of the current business volume.

The transmission market has seen few investments in new infrastructure for mobile networks. However, Nera’s order intake for the last four quarters has been relatively stable. This level thus seems to reflect Nera’s position in the current market. The company receives ongoing contracts with established customers. In addition, Nera wins a number of contracts with new customers whose projects are an especially good match with Nera’s core expertise. In the past quarter, Nera has been awarded interesting transmission contracts in Scandinavia, Eastern Europe, Africa, South East Asia and the Carribbean.

The satellite communication market has seen increased competition and the introduction of several new players. This reflects the increased relevance of satellite communication in an unstable world. Competition is particularly fierce within voice equipment. With regards to data, Inmarsats position is strengthened. In a Nera context, this means that the sale and price of the Nera World Phone has gone down, while the sale of the Nera World Communicator has shown a positive development. The land-earth station segment has upheld its position in the Inmarsat sphere.

The wireless broadband area has had a favorable development in a still limited market. Nera is pleased to note the contract for a broadband-via-satellite system in DVB-RCS standard with Divona, a wholly- owned Monaco Telecom subsidiary. The EUR 1 million contract includes an land-earth station and terminals for a two-way broadband service in the Mediterranean region. In Scandinavia, new contracts are signed on a regular basis. Meanwhile, the Italian broadband market is opening up for Nera. Each individual contract is, however, of a limited volume. Nera has entered into cooperation with Tandberg Television, through which Nera may include Tandberg equipment in Nera tenders.

The Nera Group’s program for cost reductions, with a MNOK130 cost reduction, is progressing according to plans. For the first nine months of the year, the sales and administration costs are 20 percent lower than for the same period last year. Correspondingly, R&D costs are 30 percent lower. Further initiatives are under implementation and effects are expected from these and already implemented initiatives in Q4 and into 2003.

The operations of NeraTel, Singapore outside of telecommunication are experiencing a weaker market development compared to previous years. Yet, the stock exchange introduction of the subsidiary Nera Electronics, including share issue and sale of shares, was effected successfully. The transaction gave the Nera Group total net proceeds of approx. MNOK 100. After the sale, NeraTel owns a 68 percent of the company. The market for electronics components is expected to stay weak throughout 2002.

INCOME STATEMENTS, BALANCE SHEETS, LIQUIDIY AND EQUITY

Per 30 September the Nera Group had accumulated operating revenues of MNOK 1,830, compared to pro forma MNOK 2,828 for the same period last year. The business volume for Q3 was lower than for Q2. This is partly due to seasonal variations. However, the problems with the up scaling of new products have also led to a lower production volume than planned for the transmission operations. Operating expenses amounted to MNOK 1,703. The operating income before R&D for Q3 is at the level of Q2 figures.

The company has upheld its operating margins during Q3, due to among other elements to the success of initiatives to improve product costs.

At the end of Q3, accumulated R&D costs were MNOK 180.9. R&D costs by Q3 have been reduced with MNOK 88.3 compared to last year. R&D costs equal 9.9 percent of operating revenues at 30 September 2002, compared to 9.5 percent for the same period of last year.

Operating income as at 30 September was MNOK (115.7) compared to pro forma MNOK 4.1 last year. The results for Q3 are at level with the two previous quarters of 2002. At MNOK (144), the transmission operations still generate the bulk of the operating loss, while the loss in broadband access operations is considerably lower than last year at MNOK (35.7). Satellite communications had an operating income as at 30 September of MNOK 53.8, which equals an operating margin of 11.4 percent. NeraTel, Singapore yielded a positive contribution to the operating results of MNOK 61,6.

Net financial items after three quarters were MNOK (16), compared to pro forma 43.6 in 2001. Income before tax were MNOK (131.7), compared to MNOK (140.8) last year. Last year’s figures include write-offs/restructuring costs of MNOK 188.5 concerning the phasing out of the Nera’s US broadband operations. After taxes, the company’s net loss was MNOK (98.8), compared to a pro forma loss of MNOK (159.8) last year. Minority interests constituted MNOK (6.4). Net loss after minority interests is thus MNOK (105.2), compared to a pro forma loss of MNOK (159.8) last year.

The Nera Group’s total balance sheet as at 30 September was MNOK 2,540. This is approx. MNOK 100 less than at the end of Q2, and a marked decline from MNOK 3,126 at the outset of 2002. Trade receivables and inventories have been reduced further in Q3, while the cash reserve has increased by MNOK 85. The transaction involving stock exchange introduction and sale of shares in Nera Electronics, Singapore has given a liquidity inflow of approx. MNOK 100. As well, disregarding the partly-owned Nera Tel, the company had a positive cash-flow in the 3 quarter of 2002. Taken into account the payment of the loan in Nordiske Investeringsbanken, the Nera Group’s net cash reserve has been strengthened so far in 2002.

The owner’s equity ratio at the end of Q3 was 64.6 percent.

NEW ORDERS AND ORDER BACKLOG

The Nera Group booked new orders of MNOK 1,943 in the first three quarters of 2002, against pro forma MNOK 2,563 in 2001. Incoming orders for Q3 were less than in the previous quarter, primarily because incoming orders for Satellite Communication in Q2 were affected favorably by the BGAN contract for MNOK 135. Satellite communication has booked new orders of MNOK 573 as at 30 September, against 486 in 2001. For the wireless broadband area, accumulated new orders amounted to MNOK 63, against MNOK 9 in 2001. Transmission Networks has an accumulated order intake as at 30.09.02 of MNOK 1,008, compared with MNOK 1,543 in the corresponding period last year. The order intake for the third quarter was MNOK 338, on the same level as the three preceding quarters.

2

The order backlog increased MNOK 26 in Q3 and amounted to MNOK 957 at the end of the quarter. MNOK 418 of this is due to be invoiced in Q4 2002 and MNOK 280 in Q1 2003. The order platform for the outset of 2003 is somewhat better compared to 2002.

PROSPECTS

The status in the world’s telecom industry remains relatively unchanged. The global economy is still marked by major uncertainties. The continued strong Norwegian currency has had a negative impact on Nera’s current results as well as its long-term competitiveness.

Nera’s management maintains its expectations to short term market developments. The company thus expects a 2003 business volume on the same level as in 2002.

The short term goal is to re-establish profitable operations at the current business volume. The company expects to establish operations in balance during 2003, providing that the company’s business volume remains at the current level. Nera will uphold a tight focus on cash flow and working capital.

In the long term, the company expects that fresh growth in mobile development and broadband solutions will bring about new growth in the transmission and broadband areas. In mobile satellite communications the market is expected to remain strong, partly due to a turbulent global situation. However, increasing competition from other satellite systems will require fresh efforts to uphold the market position.

Board of Directors, Nera ASA
Bergen, 29 October 2002

3

Presentation of 3rd Quarter Results 2002 Oslo, 30 October 2002

Bjorn Ove Skjeie Chief Executive Officer

The Overview Still challenging market conditions Q3 turnover influenced by seasonal factors and upscaling of InterLink production Profitability improvement program according to plan - break-even level coming down Positive operating cash flow and strong balance sheet Break-even on today's revenues to be achieved during 2003

Key Figures * Pro forma includes Nera Telecommunications, Singapore

Quarterly Orders received by Business Area

Book to Bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Q3 - 2002 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 1.42 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

Orders received by Market Asia 31.6% (38.8%)* Percentage per region by 30 September 2002 Africa 5.1% (1.2%)* Americas 21.8% (24.5%)* Oceania 2.2% (1.1%)* UK 9.4% (3.8%)* Norway 10.6% (11.4%)* Rest of Europe 19.3% (19.2%)* * Figures in brackets are Orders received per 30.09.01

Market View Low investment in mobile infrastructure likely to continue into 2003 on a global basis Some emerging markets will give opportunities for Transmission Networks Satellite Communications Voice market attacked from other systems Data and marine markets is picking up Continuous interesting development in the wireless broadband markets

Cost Level - substantially down Break-even level coming down S&A cost-level reduced 20% (as per 30.09) Y on Y R&D cost-level reduced 30% (as per 30.09) Y on Y Capex level more than halved Y on Y Actions implemented and additional planned Sourcing solutions in continuous development

Net Cash Position (Cash - interest bearing debt) 4Q - 1995 4Q - 1996 2Q - 1997 4Q - 1997 2Q - 1998 3Q - 1998 4Q - 1998 1Q - 1999 2Q - 1999 3Q - 1999 4Q - 1999 1Q - 2000 2Q - 2000 3Q - 2000 4Q - 2000 1Q - 2001 2Q - 2001 3Q - 2001 4Q - 2001 1Q - 2002 2Q - 2002 MNOK 3Q - 2002

Nera Outlook and Management Focus Year 2002: Unchanged with operating profit second half expected on level with first half Year 2003: Reach break-even with 2002 turnover- level and return to profitability during the year Maintain focus on cash position and working capital Strengthen market positions in core businesses Continue new business development at same cost level but expecting gradually higher volume

Bjorn Olafsson Chief Financial Officer

Financial Items Income statements and profitability Operating income and margins Balance sheets Working capital and Cash flows

Income Statements * Proforma includes Nera Telecommunications, Singapore

Operating income before special charges by Business Areas * Proforma includes Nera Telecommunications, Singapore

Q1 2001 pro-forma Q2 2001 pro-forma Q3 2001 pro-forma Q4 2001 pro-forma Q1 2002 Q2 2002 Q3 2002 Orders received 511 583 450 347 309 361 338 Operating revenue 564 627 537 549 378 373 238 Oper. inc. (EBIT) 50.4 49.8 37.9 31.8 -53.5 -47.5 -43.3 Q1 2001 pro- forma Q2 2001 pro- forma Q3 2001 pro- forma Q4 2001 pro- forma Q1 2002 Q2 2002 Q3 2002 Orders received 239 129 119 142 174 289 109 Operating revenue 160 150 131 169 161 156 154 Oper. inc. (EBIT) 16.7 13.8 13.3 21.3 14.4 17 22.5 Orders/Revenue/EBIT Development Transmission/Satellite Transmission Satellite

1997 1998 1999 2000 2001 Acc. Q3 Gross margin % 33 25 30 30 28 21 Oper. margin % 2.8 4 8.5 8.9 7.3 -14.6 North 45.9 46.9 45 43.9 1997 1998 1999 2000 2001 Acc. Q3 Gross margin % 35 30 33 40 36 35 Oper. margin % 9.1 2 4.9 13.8 10.8 11.4 North 45.9 46.9 45 43.9 Margin Development Transmission/Satellite Transmission Satellite

WBA - Quarterly "fixed" cost level (R&D + Sales and Admin.) Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 East 20 33 43 58 71 51 45 19 16 17 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 MNOK

Balance Sheets

Statements of Cash Flows

Working Capital 4Q-1995 4Q-1996 2Q-1997 4Q-1997 2Q-1998 3Q-1998 4Q-1998 1Q-1999 2Q-1999 3Q-1999 4Q-1999 1Q-2000 2Q-2000 3Q-2000 4Q-2000 1Q-2001 2Q-2001 3Q-2001 4Q-2001 1Q-2002 2Q-2002 3Q-2002 East 510 739 1028 881 773 573 713 666 556 367 431 190 309 322 331 280 595 664 498 412 379 330 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 MNOK

Working Capital in % of annualised sales 4Q-1995 4Q-1996 2Q-1997 4Q-1997 2Q-1998 3Q-1998 4Q-1998 1Q-1999 2Q-1999 3Q-1999 4Q-1999 1Q-2000 2Q-2000 3Q-2000 4Q-2000 1Q-2001 2Q-2001 3Q-2001 4Q-2001 1Q-2002 2Q-2002 3Q-2002 East 19 31 34 24 29 20 20 23 20 14 15 8 14 15 10 10 20 26 16 15 15 13.5 West North 45.9 46.9 45 43.9%

Trade Receivables/ Inventories/Trade Payables Days 1995 1996 1997 1998 1999 2000 2001 1st H. 2002 Acc. 3Q-2002 Receivables 76 91 102 88 77 111 97 80 74 Inventories 82 77 67 51 40 38 67 62 63 Payables 41 43 48 48 29 45 53 46 41 Days

Financial Key Figures

Thank you

Appendix

Key Figures per 30 September 2002 30.09.02 30.09.01 (proforma) Operating margin (1) before R&D 3.6% 9.7% R&D in percent of sales revenue 9.9% 9.5% Operating margin(2) = Operating income in percent of sales revenue -6.3% 0.2% Earnings per share NOK -0.86 NOK -1.29

Orders received by Business Area * Proforma includes Nera Telecommunications, Singapore

Invoicing of Order Backlog* 4th Quarter 2002 1st Quarter 2003 Total NOK mill. Rest of 2003 and later 2nd Quarter 2003 * Incl. Nera Telecommunications, Singapore

Operating Revenue by Business Areas * Proforma includes Nera Telecommunications, Singapore

Quarterly Orders received by Business Area

Quarterly Operating Revenue by Business Area

Quarterly Operating Revenue by Business Area

Orders Received by Market * Proforma includes Nera Telecommunications, Singapore

Operating Revenue by Market * Proforma includes Nera Telecommunications, Singapore

Operating margins* before R&D 1996 1997 1998 1999 2000 2001 Per 30.09 2001 Per 30.09 2002 East 0.139 0.114 0.09 0.142 0.153 0.062 0.097 0.036 MNOK 1996 1997 1998 1999 2000 2001 per quarter 2002 per quarter 3-D Column 193 204 200 216 287 92 79 99 51 78 51 78 (6,6%)* (7,8%)* (6,9%)* Research & Development 347 (12,0%)* * Operating income before R&D as % of sales revenue (1) Adjusted for special charges * R&D as % of sales revenue (11,3%)* (9.9%)*